UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-06089

H&R Block, Inc. 2000 Employee Stock Purchase Plan
(Full title of the Plan)

H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator
of the H&R Block, Inc. 2000
Employee Stock Purchase Plan
Kansas City, Missouri

Opinion on the Financial Statements
We have audited the accompanying statements of financial position of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the "Plan") as of June 30, 2024 and 2023, and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of June 30, 2024 and 2023, and the income and changes in plan equity for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
September 20, 2024
We have served as the Plan’s auditor since 2007.

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL POSITION

As of June 30,	2024	2023

Cash	$11,450	$15,604
Total assets	$11,450	$15,604

Liabilities - Payable to participants	$11,450	$15,604
Plan equity	—	—
Total liabilities & plan equity	$11,450	$15,604

The accompanying notes are an integral part of these financial statements.

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

Year Ended June 30,	2024	2023	2022

Participant contributions	$4,011,571	$3,490,291	$2,905,316
Participant withdrawals	(11,450)	(105,823)	(149,108)
Distributions for stock purchases	(4,000,121)	(3,384,468)	(2,756,208)
Net additions	—	—	—
Plan equity at beginning of year	—	—	—
Plan equity at end of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1.    DESCRIPTION OF THE PLAN
General
The following is a brief description of the H&R Block, Inc. 2000 Employee Stock Purchase Plan as amended and restated (the "Plan"). The Plan is designed to encourage and assist employees of the subsidiaries of H&R Block, Inc. (the "Company") to acquire an equity interest in the Company through the purchase of shares of the Company's common stock. For purposes of the Plan, a "Subsidiary" is any corporation or other entity in which the Company owns, directly or indirectly, stock possessing 50% or more of the total combined voting power of all classes of stock. A "Participating Subsidiary" is any Subsidiary meeting the requirements above that is designated by the Board of Directors of the Company (the "Board") or the Compensation Committee of the Board (the "Committee") as a subsidiary whose employees are eligible to participate in the Plan. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was adopted by the Board on June 28, 2000 and by the shareholders at its Annual Meeting on September 13, 2000. The Plan was amended and restated by the Board on July 23, 2012 and approved by the shareholders at their Annual Meeting on September 13, 2012. The Plan was further amended and restated by the Committee on November 7, 2013 and on January 1, 2020.
Common stock for the Plan is issued directly from the Company's authorized but unissued shares or previously issued shares reacquired and held by the Company (also known as treasury shares). The aggregate number of shares that may be issued under the Plan cannot exceed 6.0 million. Shares issued as of June 30, 2024 were approximately 4.4 million.
Fidelity Management Trust Company ("Fidelity") is the record keeper for the Plan.
Eligibility
An employee of a Participating Subsidiary of the Company is eligible to participate in the Plan if the employee has been continuously employed by a Participating Subsidiary for at least 12 months. In addition, employees must be customarily employed at least 20 hours per week and for more than 5 months in any calendar year.
Employees who, immediately upon the grant of an Option, as defined in the Plan document, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of the Company's or any Subsidiary's stock are not eligible to participate.
Each eligible employee may enroll in the Plan as of the first day of an Option Period, as defined in the Plan document, during an open enrollment period established by the plan administrator, which ends prior to the commencement of such Option Period. The Option Periods are 6-month periods beginning on July 1 and January 1 of each year and ending on December 31 and June 30 of each year, respectively.
Contributions
A Plan participant can contribute from 1% to 10% of the participant's "compensation," as such term is defined in the Plan document, through after-tax payroll deductions during the Option Period. Participants may not increase or decrease their withholding percentage during an Option Period. In addition to these limits, a participant cannot accrue rights to purchase shares of common stock through the Plan at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of shares as of the first day of an Option Period pursuant to Internal Revenue Code of 1986 (the "Code") Section 423. The Company holds contributions of participants who remain employed with a Participating Subsidiary of the Company until the end of the Option Period, at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants' payroll deductions.
Contributions that result in the acquisition of shares with a fair market value in excess of the $25,000 limit are refunded to participants as soon as administratively practicable, and would be reflected as withdrawals on the statement of income and changes in plan equity.

Participant Withdrawals
A participant may not withdraw from the Plan at any time during an Option Period. A participant will continue to participate in the Plan unless the participant elects to withdraw during an open enrollment period. A participant whose employment with the Company or its subsidiaries is terminated is not eligible to continue participation in the Plan and will be deemed to have withdrawn from the Plan. Upon termination of employment or death, the employee is no longer considered a participant in the Plan, and any accumulated contributions during an Option Period are distributed to the employee or beneficiary, without interest, by the Company as soon as administratively practicable.
As of June 30, 2024 and 2023, liabilities of $11,450 and $15,604, respectively, were due to employees who withdrew from the Plan or participants who reached the contribution limit as described above and amounts were paid as soon as administratively practicable.
Stock Purchase Provisions
On the first day of the Option Period ("Grant Date"), eligible employees are granted the Option, as defined in the Plan document, to purchase shares of the Company's common stock. Shares are recorded as purchased on the last trading day of each Option Period ("Purchase Date"). As soon as shares are purchased pursuant to the Plan document, participants own the shares. Once shares are settled in the subsequent period, they are distributed to each Participant’s account. The purchase price per share of common stock issued by the Company is 85% of the fair market value of the Company's common stock on the Purchase Date. Fair market value is determined using the closing price of the Company's common stock as listed on the New York Stock Exchange. The fair value of common stock purchased for the years ended June 30, 2024, 2023, and 2022 was $4.7 million, $4.0 million and $3.2 million, respectively. Shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.
Shares purchased pursuant to the Plan and purchase price per share for common stock during the two Option Periods is as follows:

For the year ended	Option Period	Shares Purchased	Purchase Price

June 30, 2024	July 1 - December 31, 2023	40,286	$41.11

	January 1 – June 30, 2024	50,846	$46.10

June 30, 2023	July 1 - December 31, 2022	46,006	$31.03

	January 1 – June 30, 2023	72,239	$27.09

June 30, 2022	July 1 - December 31, 2021	59,362	$20.03

	January 1 – June 30, 2022	52,206	$30.02

Plan Administration
The Plan is administered by the Compensation Committee of the Company's Board, except to the extent the Board elects to administer the Plan.
Plan Expenses
Administrative expenses of the Plan are paid by the Company.
Plan Termination
Although the Board has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, the Board may elect to restrict the purchase of shares under the Plan during the Option Period in which the Plan was terminated. If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Disbursements to purchase common stock are recorded when common stock is allocated to participants at 85% of fair market value of the Company's common stock on the Purchase Date. Cash and liabilities, if any, on the Statements of Financial Position represent contributions from participants who withdrew during the Plan year or who reached the contribution limit as described above, but were not paid to participants until after the Plan year-end.
NOTE 3.    FEDERAL INCOME TAX STATUS
The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
H&R Block, Inc. 2000 Employee
Stock Purchase Plan

/s/ Kellie J. Logerwell
Kellie J. Logerwell
Vice President and
Chief Accounting Officer
H&R Block, Inc.
September 20, 2024